L'ORÉAL

RECEIVED

2008 APR 17 P 12: 29

OFFICE OF INTERNATIONAL CORPORATE FINANCE [redacted]

1st April, 2008

08001891

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
UNITED STATES OF AMERICA

Re: L'Oréal S.A. -- File No. 82-735

Ladies and Gentlemen:

Pursuant to the new regulations in force in France, L'Oréal S.A., a *société anonyme* incorporated under the laws of the Republic of France, hereby furnishes one copy of the following information pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

- **Disclosures of trading in the Company's own shares from March 3rd, 2008 to March 28th, 2008 as filed with the French *Autorité des Marchés Financiers.***
- **The press release about our Annual general meeting on april 22nd, 2008**

Very truly yours,

PROCESSED
APR 22 2008
THOMSON
FINANCIAL

Shareholders and Market Authority
Relations Director.

Jean-Régis CAROF

Centre Eugène Schueller - 41, rue Martre - 92117 Clichy Cedex - Tel. + 33 (0)1 47 56 70 00

Siège social : 14, rue Royale 75008 Paris
S.A. au capital de 122 157 722 Euros - 632 012 100 R.C.S. Paris - NAF 2042 Z - FR 10 632 012 100

L'ORÉAL

Disclosure of trading in own shares carried out on March 2008

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 3rd/03/2008 to the 7th/03/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
03/03/2008	120,000	77.73 €	9,327,480.00
04/03/2008	54,000	77.00 €	4,157,816.40
05/03/2008	35,000	76.96 €	2,692,900.00
06/03/2008	51,000	76.86 €	3,919,605.00
07/03/2008	80,000	76.26 €	6,100,880.00
TOTAL	**340,000**		**26,198,681.40**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 10th/03/2008 to the 14th/03/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
10/03/2008	30,000	77.62 €	2,328,660.00
12/03/2008	30,000	78.30 €	2,348,940.00
13/03/2008	70,000	76.25 €	5,337,500.00
14/03/2008	70,000	78.05 €	5,463,640.00
TOTAL	**200,000**		**15,478,740.00**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 17th/03/2008 to the 20th/03/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
17/03/2008	90,000	76.69 €	6,902,100.00
18/03/2008	40,000	77.59 €	3,103,560.00
19/03/2008	30,000	78.84 €	2,365,125.00
20/03/2008	41,000	79.17 €	3,246,072.50
TOTAL	**201,000**		**15,616,857.50**

Pursuant to Article 4 paragraph 4 of European Regulation n° 2273/2003 of December 22, 2003 implementing Directive 2003/6/EC of January 28, 2003, and in compliance with Article 241-5 of the AMF's General Regulations, L'Oreal declares below the transactions made on its own shares for the 25th/03/2008 to the 28th/03/2008 period:

Session of	Number of shares	Weighted average price in €	Amount in €
26/03/2008	100,000	81.86 €	8,186,430.00
27/03/2008	80,000	81.91 €	6,552,720.00
28/03/2008	150,000	80.55 €	12,082,050.00
TOTAL	**330,000**		**26,821,200.00**

TOTAL MARCH 2008	**Number of shares**	**Amount in €**
	1,071,000	84,115,478,90

Since its creation by a chemist, almost a century ago, L'Oréal is concentrated on one unique area of expertise, cosmetics. With a turnover of euros 15.8 billion in 2006, the group focuses its activities on 19 global and culturally diverse brands distributed in every distribution channel. L'Oréal Professionnel, Matrix, Kérastase, Redken in hair dressing salons. L'Oréal Paris, Maybelline, Garnier, SoftSheen·Carson in mass market. Vichy, La Roche Posay in pharmacies and drug stores. Lancôme, Helena Rubinstein, Biotherm, Shu Uemura, Kiehl's, Giorgio Armani, Cacharel, and Ralph Lauren in perfumeries and department stores. And The Body Shop in its own stores.
Research and innovation are at the core of L'Oréal's strategy. The Group has developed more than 120 new molecules over a period of 40 years. Research teams design new products in all areas of cosmetics: hair color, hair care, skincare, make-up and perfumes.

CONTACTS AT L'ORÉAL
Individual shareholders and market authorities
M. Jean-Régis CAROF
Phone: 01.47.56.83.02
jcarof@dgaf.loreal.com
Financial analysts and institutional investors
Mme Caroline MILLOT
Phone: +33.(0)1.47.56.86.82
cmillot@dgaf.loreal.com

For further information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the internet site for shareholders and investors, http://www.loreal-finance.com, or loreal-finance.com mobile edition on your PDA; alternatively, call +33.1.58.13.51.36.

Clichy, Friday, March 28th 2008 – 5:45 pm

Press release

L'ORÉAL

ANNUAL GENERAL MEETING ON APRIL 22nd 2008

2007 ANNUAL REPORT

Information available concerning the Annual General Meeting to be held on Tuesday, April 22nd 2008 and the 2007 Reference Document.

Annual General Meeting set for April 22nd 2008:

L'Oréal informs its shareholders that its Annual General Meeting will be held in the Carrousel du Louvre (99, rue de Rivoli – 75001 Paris) at 10 am on Tuesday, April 22nd 2008.

Information concerning this meeting was published in the BALO (Bulletin des Annonces Légales Obligatoires) on Friday, March 14th 2008 and includes the agenda, the draft resolutions and details on attending and voting. This notification about the meeting together with the Board of Directors' report on the draft resolutions is now available on the www.loreal-finance.com website (under Regulated Information / Annual General Meeting Documents).

Other documents and information concerning this meeting will be available to shareholders under legal and regulatory conditions once the invitation to attend is issued on April 4th 2008.

2007 Annual Rapport:

The 2007 Annual Report, in its capacity as Reference Document, was registered with the French Market Authorities on Thursday, March 27th 2008. It is available free of charge to the public under current regulatory conditions and may be consulted at the www.loreal-finance.com website (under Regulated Information / Annual Report).

The Reference Document comprises the annual financial report, the report by the Chairman of the Board of Directors on the Board's activities and on internal controls, the reports from the Auditors and their fees, the information required for the share buy-back programme, and the annual information document.

Contacts at L'ORÉAL (switchboard: +33.1.47.56.70.00)

Individual shareholders and market authorities
Mr Jean-Régis CAROF
Phone: +33.1.47.56.83.02
jcarof@dgaf.loreal.com

For more information, please contact your bank, broker or financial institution (I.S.I.N. code: FR0000120321), and consult your usual newspapers, and the Internet site for shareholders and investors, http://www.loreal-finance.com, or its mobile version on your cell phone, http://mobile.loreal-finance.com; alternatively, call +33.1.40.14.80.50.

END